Exhibit 1

SUPERCOM LTD.
14 Shenkar Street, 3rd Floor
Hertzliya Pituach, Israel
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MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 9, 2013

Following are the minutes of the Annual General Meeting (the "Meeting") of the shareholders of SuperCom Ltd. (the "Company") held at the Company’s offices at 14 Shenkar Street, 3rd Floor, Hertzliya Pituach, Israel, on May 9, 2013 at 4:00 p.m. (Israel time).

Attendees

The number of shares present at the meeting (whether in person or by proxy): 23,353,801 shares constituting 62.80% of the voting power of the Company as of April 1, 2013 (the record date).

Mrs. Tsviya Trabelsi was appointed chairman of the meeting.

The following resolutions were adopted:

ITEM 1 – Appointment of independent public accountants

RESOLVED,  to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountant for the fiscal year 2013, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.

ITEM 2 – Election of three (3) directors

RESOLVED, to approve the election of Mrs. Tsviya Trabelsi and Messrs. Menachem Mirski and David Mimon to serve as directors of the Company for the terms expiring at the Company's 2014 Annual General Meeting of Shareholders.

ITEM 3 – Approval of  the proposed settlement of the dispute with Periscope Ltd. with respect to Finder's Fee payment

RESOLVED,  not to approve the proposed settlement of the dispute with Periscope Ltd. with respect to Finder's Fee payment.

ITEM 4 – Approval of  the CEO's Employment Agreement

RESOLVED,   to Approve the CEO's Employment Agreement.

ITEM 5- Approval of the Services Agreement with the Chairman of the Board

RESOLVED,  to approve the Services Agreement with the Chairman of the Board.

Company Audited Consolidated Financial Statements

At the Meeting, the shareholders had an opportunity to review, ask questions and comment on the Company's Audited Consolidated Financial Statements for 2012.

There being no further business, the meeting was adjourned.
________________ Tsviya Trabelsi Chairman of the Annual Meeting